Filed by TrustCo Bank Corp NY
                                   Pursuant to Rule 425 under the Securities Act
                                          of 1933 and deemed filed  pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934
                                   Subject Companies: Hudson River Bancorp, Inc.
                                                 (Commission File No. 000-24187)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares. This offer is made solely by the prospectus dated October 30, 2000, as such prospectus may be amended or supplemented, and the related Letter of Transmittal, and is being made to all holders of shares. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of TrustCo Bank Corp NY by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                  NOTICE OF OFFER TO EXCHANGE EACH OUTSTANDING
                              SHARE OF COMMON STOCK
                                       OF

                           HUDSON RIVER BANCORP, INC.

                                       FOR

                   SHARES OF TRUSTCO BANK CORP NY COMMON STOCK
                                       AND
                        $10.20 NET TO THE SELLER IN CASH
                                     MADE BY

                              TRUSTCO BANK CORP NY

     TrustCo Bank Corp NY, a New York corporation ("TrustCo"), is offering, upon the terms and subject to the conditions set forth in the prospectus dated October 30, 2000 (as such prospectus may be amended or supplemented, the "Prospectus") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), to acquire each share of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson"), common stock ("Hudson Common Stock") for a combination of shares of TrustCo common stock ("TrustCo Common Stock") and cash totaling $17.00. The stock component of the exchange consideration will consist of shares of TrustCo Common Stock that have an aggregate value of $6.80 for each share of Hudson Common Stock, and the cash component will be $10.20 (collectively, the "Exchange Consideration"). The number of shares of TrustCo Common Stock constituting the Exchange Consideration for purposes of the Offer will be calculated by reference to the average closing price of TrustCo Common Stock on the Nasdaq for the 20-day period ending 5 days prior to the closing date under the Offer.

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THE OFFER AND  WITHDRAWAL  RIGHTS WILL EXPIRE AT 12:00  MIDNIGHT,  NEW YORK CITY
TIME, ON DECEMBER 15, 2000,  UNLESS THE OFFER IS EXTENDED  ("EXPIRATION  DATE").
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     The  purpose of the Offer is to acquire  control  of,  and  ultimately  the entire equity  interest in, Hudson and to  consolidate  the operations of Hudson
and  TrustCo  (and  their  respective   subsidiaries)  to  achieve   operational
efficiencies and cost savings. As soon as possible after consummation of the Offer, TrustCo intends to cause Hudson to merge with and into TrustCo or a subsidiary of TrustCo pursuant to which each outstanding share of Hudson Common Stock (except for treasury shares and shares held by TrustCo or any subsidiary of TrustCo other than in a fiduciary capacity) would be converted into the right to receive shares of TrustCo Common Stock with an aggregate value equal to $6.80 and cash totaling $10.20.

     TrustCo expects that if a gain is realized on the exchange by shareholders of Hudson Common Stock (the "Hudson Shareholders"), the Hudson Shareholders will be taxed on such gain up to the amount of the $10.20 per share cash component of the Exchange Consideration that the Hudson Shareholders receive in exchange for their shares of Hudson Common Stock but will not recognize any loss realized. In addition, TrustCo expects that Hudson Shareholders will be taxed on any gain realized on the cash received in lieu of fractional shares of TrustCo Common Stock.

     The Offer is conditioned upon, among other things, (i) tender of enough shares of Hudson Common Stock so that, after completion of the Offer, TrustCo will own at least a majority of the outstanding shares of Hudson Common Stock (on a fully diluted basis); (ii) the valid termination of the Stock Option Agreement dated April 25, 2000 between Hudson and Cohoes Bancorp, Inc.; (iii) the execution of a definitive merger agreement between TrustCo and Hudson (the "TrustCo-Hudson Merger") and the approval thereof by Hudson's board of directors and its shareholders; (iv) the execution of a definitive merger agreement between Trustco Bank, N.A. and Hudson River Bank and Trust Company and the approval thereof by Hudson River Bank and Trust Company's board of directors and its shareholders; (v) the receipt of all required regulatory approvals for the Offer, the TrustCo-Hudson Merger and the subsidiary bank merger; (vi) the receipt at the time of completion of the Offer of an opinion that the Offer and the TrustCo-Hudson Merger would qualify as a tax-free transaction; (vii) the effectiveness of TrustCo's Registration Statement ("Registration Statement") filed with the Securities and Exchange Commission (the "SEC"); (viii) TrustCo being satisfied that the provisions of Section 203 of the Delaware General Corporation Law and certain anti-takeover impediments found in Hudson's Certificate of Incorporation do not apply to or otherwise restrict the Offer and the proposed TrustCo-Hudson Merger; (ix) if required under the rules of the Nasdaq Stock Market, the approval by TrustCo's stockholders of the issuance of TrustCo Common Stock in the Offer; and (x) the other conditions of the Offer, as set forth in the Prospectus, having been satisfied or waived, as specified therein.

     TrustCo expressly reserves the right, in its sole discretion, at any time on or prior to the Expiration Date and from time to time, to extend the period of time during which the Offer is open, by giving notice of such extension to ChaseMellon Shareholder Services LLC (the "Exchange Agent"). TrustCo currently intends to extend the Offer until all conditions to the Offer have been satisfied or waived. During any such extension, all shares of Hudson Common Stock previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's shares of Hudson Common Stock. Subject to the applicable regulations of the SEC, TrustCo also expressly reserves the right on or prior to the Expiration Date (i) to delay acceptance for exchange of, or, regardless of whether such shares of Hudson Common Stock were theretofore accepted for exchange, exchange any shares of Hudson Common Stock pursuant to the Offer, (ii) to terminate the Offer and not accept for exchange or exchange any shares of Hudson Common Stock not theretofore accepted for exchange upon the failure of any condition of the Offer referred to in the Prospectus, and (iii) to waive any condition (other than the regulatory approvals condition, the TrustCo stockholder approval condition and the condition relating to the effectiveness of the Registration Statement relating to the Prospectus) or otherwise amend the Offer in any respect. Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     For purposes of the Offer, TrustCo will be deemed to have accepted for exchange, and thereby acquired, shares of Hudson Common Stock properly tendered to TrustCo and not withdrawn as, if and when TrustCo gives notice to the Exchange Agent of TrustCo's acceptance of the tenders of such shares. The Exchange Agent will deliver the Exchange Consideration as soon as possible after receipt of such notice. The Exchange Agent will act as agent for tendering stockholders for the purpose of receiving TrustCo Common Stock and cash from TrustCo and transmitting such TrustCo Common Stock and cash to validly tendering stockholders. In all cases, the exchange of shares of Hudson Common Stock accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for such shares of Hudson Common Stock ("Certificates"), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the cash to be paid by TrustCo, regardless of any extension of the Offer or any delay in making such payment.

     If any tendered shares of Hudson Common Stock are not acceptable for exchange pursuant to the terms and conditions of the Offer for any reason, or if Certificates are submitted for more shares of Hudson Common Stock than are tendered, Certificates for such un-exchanged shares of Hudson Common Stock will be returned to the tendering Hudson shareholder by the Exchange Agent as soon as possible following consummation or termination of the Offer.

     Except as otherwise provided below, tenders of shares of Hudson Common Stock made pursuant to the Offer are irrevocable. Shares of Hudson Common Stock tendered pursuant to the Offer may be withdrawn at any time after December 29, 2000 and prior to the expiration of the Offer and the acceptance of Hudson Common Stock for exchange pursuant to the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of the Prospectus and must specify the name of the person having tendered the shares of Hudson Common Stock to be withdrawn, the number of shares of Hudson Common Stock to be withdrawn and the name of the registered holder of the shares of Hudson Common Stock to be withdrawn, if different from the name of the person who tendered the shares of Hudson Common Stock. The signature(s) on the notice of withdrawal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (an "Eligible Institution") unless such shares of Hudson Common Stock have been tendered for the account of any Eligible Institution. Withdrawals of tenders of shares of Hudson Common Stock may not be rescinded, and any shares of Hudson Common Stock properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares of Hudson Common Stock may be retendered by again following the procedures described in the Prospectus under "THE EXCHANGE OFFER -- Procedure for Tendering Shares" at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by TrustCo, in its sole discretion, which determination will be final and binding. Neither TrustCo, the Exchange Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     TrustCo may, although it does not currently intend to, elect to provide a subsequent offering period of three to 20 business days after the acceptance of shares of Hudson Common Stock in the Offer if the requirements under Rule 14d-11 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended have been met. Holders of shares of Hudson Common Stock will not have the right to withdraw shares of Hudson Common Stock tendered in the subsequent offering period, if any.

     THE PROSPECTUS AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Prospectus, Letter of Transmittal and other exchange offer materials may be obtained at TrustCo's expense from the Information Agent at the telephone number and address listed below. TrustCo will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for soliciting tenders of shares of Hudson Common Stock pursuant to the Offer.

                     The Information Agent for the Offer is:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                           17 State Street, 10th Floor
                            New York, New York 10004
                            Toll free: 1-800-223-2064


Investors and security holders are advised to read TrustCo's Registration Statement with respect to its exchange offer for Hudson Common Stock, as filed with the Securities and Exchange Commission, because the Registration Statement contains important information. Investors and security holders may obtain a free copy of the Proxy Statement, the Exchange Offer, Registration Statement and other documents filed by TrustCo with the SEC at the SEC's Internet web site at www.sec.gov. The Offer, Registration Statement and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling Georgeson Shareholder Communications Inc. at 1-800-223-2064.